SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 October 2014

BP reports third quarter 2014 results

BP today reported its financial results for the third quarter of 2014. Underlying replacement cost profit1 for the quarter was $3.0 billion, compared with $3.7 billion for the same period in 2013. Operating cash flow for the quarter was $9.4 billion, compared with $6.3 billion in 3Q 2013. Total operating cash flow for the first nine months of 2014 was $25.5 billion.

"BP's operational momentum continues to deliver results," said Bob Dudley, BP Group Chief Executive. "Growing underlying production of oil and gas and a good downstream performance generated strong cash flow in the third quarter, despite lower oil prices. This keeps us well on track to hit our targets for 2014."

Reflecting confidence in delivering its 2014 operating cash flow targets and the robustness of its financial framework in a weaker oil price environment, BP announced a quarterly dividend of 10 cents per ordinary share, a 5.3% year-on-year increase. It is expected to be paid in December.

BP has continued its programme of share buy-backs and $10 billion has now been used to buy back shares for cancellation since March 2013. Divestments with a cumulative value of $4 billion have now been agreed towards a total of $10 billion expected by the end of 2015.

Organic capital expenditure in the first nine months of 2014 was $16.3 billion and BP now expects organic capital expenditure for the full year to be around $23 billion, compared with previous guidance of $24-25 billion. At the end of the third quarter BP's net debt was equivalent to a gearing level of 15.0%, within the company's target range of 10% to 20%.

"We are maintaining our strong financial framework, with both a conservative level of gearing and a strictly disciplined approach to investment," commented Brian Gilvary, BP Chief Financial Officer. "This provides resilience through periods of oil market volatility."

BP's Upstream segment reported underlying pre-tax replacement cost profit of $3.9 billion for 3Q 2014, compared with $4.4 billion a year earlier. This result reflected the negative impacts of lower oil prices, partly offset by higher gas prices and increased production from key higher-margin regions.

BP's total reported oil and gas production for the quarter averaged 3.1 million barrels of oil equivalent a day (mmboed). Excluding Russia, underlying oil and gas production2 grew strongly, by 4.1% compared with the third quarter of 2013. Reported production excluding Russia was 2.1 mmboed, 2.7% lower than the third quarter of 2013 due primarily to the expiry of an Abu Dhabi concession in January 2014.

BP reported underlying net income from Rosneft for the quarter of $110 million compared with $808 million a year earlier 3. The depreciation of the rouble against the dollar over the period had a significant impact on the result, together with lower Urals oil prices and associated duty tax lag effects.

The Downstream segment reported underlying pre-tax replacement cost profit for the quarter of $1.5 billion compared with $0.7 billion a year earlier. The improvement was driven by a stronger refining environment as well as an increased contribution from supply and trading activities.

In exploration, three oil discoveries have been made since mid-year: Vorlich in the central UK North Sea, Xerelete in Brazil's Campos basin, and Guadalupe in the deepwater US Gulf of Mexico.

"These three discoveries come after successful wells in Angola and Egypt earlier in the year. This builds on 2013, our best year for exploration drilling in a decade, and demonstrates our success in rebuilding the momentum of our exploration programme," said Dudley.

The start-up of the Kinnoull project in the UK North Sea is now in progress - the sixth major upstream project start-up in 2014. The Sunrise project in Canada is also scheduled to begin operations before the end of the year. In addition, production at the Rhum gas field in the UK North Sea has recommenced following implementation of a temporary management scheme with the UK government.

The total cumulative pre-tax charge for the Gulf of Mexico oil spill remained at $43 billion at the end of the quarter 4.

In September 2014, the district court in New Orleans ruled that, under the US Clean Water Act (CWA), the discharge of oil was the result of gross negligence and wilful misconduct by BP Exploration & Production Inc. (BPXP) and that BPXP is therefore subject to enhanced civil penalties. BP intends to appeal this ruling 5.

During the quarter, increased costs for claims administration, natural resource damage assessment and business economic loss claims eliminated the remaining unallocated headroom in the $20 billion trust. Subsequent costs over and above that provided within the trust will be charged to the income statement; $25 million was charged in the third quarter. The aggregate remaining cash balance in the trust and qualified settlement funds at the end of the quarter was $6.0 billion.

Further information:
BP press office, London: +44 20 7496 4076, bppress@bp.com

Notes:
1.	Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.	Underlying oil and gas production is adjusted for the impact of the expiry of the Abu Dhabi onshore concession in January 2014, divestments, and production-sharing agreement effects.
3.
The operational and financial information of the Rosneft segment for the third quarter 2014 is based on preliminary operational and financial results of Rosneft for the three months ended 30 September 2014. Actual results may differ from these amounts. Any adjustments to this operational and financial information based on BP's review of actual reported results will be reflected in BP's fourth quarter results.

4.
The charge does not include any provision for business economic loss claims that are yet to be received, processed and paid, except where an eligibility notice has been issued and is not subject to further appeal by BP within the claims facility.

5.
No adjustment has been made in the third quarter results to the provision previously recognised for the liability under the Clean Water Act for the reasons described in our third quarter Stock Exchange Announcement. See note 2 to the financial statements for information on uncertainties and contingent liabilities.

Cautionary statement:
This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for and timing of future distributions to shareholders; expectations regarding the delivery of the 2014 targets; plans to divest a further $10 billion in assets before the end of 2015; expectations regarding the total organic capital expenditure for full year 2014; plans regarding major projects including the timing of future start-ups; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties"
in BP's Form 6-K for the period ended 30 June 2014.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 October, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary